UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated June 2, 2008
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:

•	Press Release dated May 29, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: June 2, 2008	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge Announces Sale of CLH Investment
CALGARY, ALBERTA May 29, 2008 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today that it has signed a binding agreement to sell its 25% stake in Compañia Logistica de Hidrocarburos, SA (“CLH”), the leading pipeline transporter of refined products in Spain, to a buyers group consisting of subsidiaries of Deutsche Bank AG, the Public Sector Pension Investment Board, Stichting Pensioenfonds Zorg en Welzijn and AMP Capital Investors. The all-cash consideration for Enbridge’s stake will total €876 million (approximately CDN $1.36 billion). Closing of this transaction is expected in mid-June.
“CLH has been a terrific investment for Enbridge,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge, Inc. “However, as announced earlier this year, we felt there was significant untapped value in our CLH investment that could best be redeployed to support our other priority growth initiatives. We have concluded an agreement a little sooner than expected as a result of a very attractive pre-emptive offer from the buying group. This sale will take care of all of our 2008 equity needs along with a significant portion of 2009.”
Enbridge announced in February that it was evaluating strategic alternatives for its CLH investment. Proceeds from the sale of this interest will be applied toward funding Enbridge’s extensive list of expansion projects in its core North American crude oil pipeline business. Enbridge currently has $12 billion in commercially secured projects under construction or awaiting final regulatory approvals, including expansions to Enbridge’s crude oil mainline system connecting Western Canada with key markets in Eastern Canada, the U.S. Midwest and points beyond; a new pipeline system to bring diluent supply from the U.S. Midwest to Alberta; and continued development of regional pipeline infrastructure to support growing oil sands production in Alberta.
Citi served as Enbridge’s exclusive financial advisor and Cuatrecasas was Enbridge’s legal advisor.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,600 people, primarily in Canada, the U.S. and South America.

Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563 or Toll Free: (888) 992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Vern Yu
Investment Community
(403) 231-3646
Email: vern.yu@enbridge.com
Website: www.enbridge.com